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                                   APPENDIX 2


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C., 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2000

                       PEACE ARCH ENTERTAINMENT GROUP INC.
--------------------------------------------------------------------------------
                 (Translation of Registrant's name into English)


          #302, 1132 Hamilton Street, Vancouver, B.C., Canada, V6B 2S2
--------------------------------------------------------------------------------
                     (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F       [ X ]             Form 40-F       [___]]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       [___]             No       [ X ]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________ )]

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                               PEACE ARCH LOGO

                             FOR IMMEDIATE RELEASE

                       "THE IMMORTAL" GOES TO CAMERA WITH
                  KEY INTERNATIONAL AND DOMESTIC SALES IN PLACE

Vancouver, BC - (June 27, 2000) - TIM GAMBLE, PRESIDENT OF PEACE ARCH ENTERTAINMENT GROUP INC. (AMEX: "PAE"; TSE: "PAE.A", "PAE.B"), AND JAMIE BROWN, MANAGING DIRECTOR OF BRITISH CO-PRODUCER STUDIO EIGHT PRODUCTIONS, ANNOUNCED TODAY THAT FILMING OF THE IMMORTAL, STARRING LORENZO LAMAS (RENEGADE), COMMENCED IN VANCOUVER DURING THE MONTH OF MAY 2000.

"Lorenzo is a world-class star and he is joined by a tremendously talented supporting cast in a show which is exceeding all of our expectations," stated Peace Arch President, Timothy Gamble. "The resulting chemistry on set, matched with non-stop action, spectacular special effects and a liberal amount of humor, is creating a show that is pure entertainment for viewers around the globe."

THE IMMORTAL, a television series which involves the eternal quest to conquer the forces of darkness, combines the action of MATRIX (highlighting Lamas' physical and athletic skills) with the mysticism of KUNG FU and the intrigue of X-FILES. PEACE ARCH ENTERTAINMENT GROUP INC. IS THE NORTH AMERICAN DISTRIBUTOR AND HILLTOP ENTERTAINMENT LLC. IS THE INTERNATIONAL DISTRIBUTOR. WESTERN INTERNATIONAL SYNDICATION IS HANDLING FIRST-RUN SYNDICATION IN THE U.S.

International distributor HILLTOP ENTERTAINMENT'S President, Harel Goldstein, announced that the series has been pre-sold in most primary international markets and highlighted broadcast sales to France's largest network (TF1) and Germany's Tele-Muenchen. Hilltop Entertainment has concluded an agreement with Columbia TriStar International Television for most of the remaining unsold territories.

In the United States, THE IMMORTAL is set for its first-run syndication launch in late September 2000, and some of the stations presently on board include such prestigious broadcasters as WCBS - TV (New York), KNBC-TV (Los Angeles), WCIU-TV (Chicago), KBWB-TV (San Francisco), KNWS-TV (Houston), KSTP-TV (Minneapolis), PSN and the Web Network. Western Syndication reports that recent sales to the WB 100+ station group have increased the fall debut to 147 stations covering over 80% of the country. Commenting on the WB purchase in Electronic Media, station group executive Natalie Anderson stated, "We always search for top-quality, first-run programming that complements our other shows, and THE IMMORTAL fits nicely into our weekend programming."

PEACE ARCH ENTERTAINMENT GROUP INC. creates, produces and distributes proprietary content for worldwide television and the Internet. In addition to THE IMMORTAL, Peace Arch Entertainment is currently producing 66 episodes of its international hit sci-fi series, FIRST WAVE; and production will soon begin on a new 22-episode, half-hour comedy series, BIG SOUND (formerly "The Agency"), for Global Television. Founded in 1981, the COMPANY'S OPERATING DIVISIONS INCLUDE:
PEACE ARCH PRODUCTIONS INC., AVIATOR PICTURES, TOOLSHED, THE EYES MULTIMEDIA PRODUCTIONS INC. AND STREAMSCAPES.COM. Peace Arch Entertainment is a fully integrated media company that, in addition to proprietary television and Internet content, produces television commercials, music videos, narrow cast and web cast programming.

      THIS PRESS RELEASE INCLUDES STATEMENTS THAT MAY CONSTITUTE "FORWARD-LOOKING" STATEMENTS, USUALLY CONTAINING THE WORDS "BELIEVE", "ESTIMATE", "PROJECT", "EXPECT" OR SIMILAR EXPRESSIONS. THESE STATEMENTS ARE MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS INHERENTLY INVOLVE RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE FORWARD-LOOKING STATEMENTS. FACTORS THAT WOULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, CONTINUED ACCEPTANCE OF THE COMPANY'S PRODUCTS AND SERVICES IN THE MARKETPLACE, COMPETITIVE FACTORS, DEPENDENCE UPON THIRD-PARTY VENDORS, AND OTHER RISKS DETAILED IN THE COMPANY'S PERIODIC REPORT FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. BY MAKING THESE FORWARD-LOOKING STATEMENTS, THE COMPANY UNDERTAKES NO OBLIGATION TO UPDATE THESE STATEMENTS FOR REVISIONS OR CHANGES AFTER THE DATE OF THIS RELEASE.

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            Additional information on PEACE ARCH ENTERTAINMENT GROUP
                       can be accessed on the Internet at
                                www.peacearch.net

                                      Or at
                       PEACE ARCH ENTERTAINMENT GROUP INC.
                  Tina Baird, Media Relations at (604)-985-8991
                                       Or
RJ Falkner & Company, Investor Relations Counsel at (800) 377-9893 or via e-mail at info@rjfalkner.com


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       PEACE ARCH ENTERTAINMENT GROUP INC.
                                       -----------------------------------------
                                                    (Registrant)


Date  June 27, 2000                  By  /S/ W.D. CAMERON WHITE
     ---------------------------       -----------------------------------------
                                                    (Signature)*
--------------------------------         W.D. Cameron White, CEO
*Print the name and title under the
signature of the signing officer.

                              GENERAL INSTRUCTIONS

A.   Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.   Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was ;made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of
Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.   Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D.   Translations of Papers and Documents into English

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Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.